Ex99.122

TSX TRUST COMPANY

   VIA ELECTRONIC TRANSMISSION

August 23, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: DEFI TECHNOLOGIES INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on August 20, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy - Registered Securityholders
2	Voting Instruction Form - NOBOs
4	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A)
4	Proxy Return Envelope

Yours truly,
TSX Trust Company

''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com

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